------------------------------
                                                          OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number:          3235-0287
                                                  Expires:      January 31, 2005
                                                  Estimated average burden
                                                  hours per response.........0.5
                                                  ------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print of Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

  DiFlorio                          Dennis               M.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

                    Commerce Bancorp, Inc. 1701 Route 70 East
--------------------------------------------------------------------------------
                                    (Street)

Cherry Hill                           NJ                   08034
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

        Commerce Bancorp, Inc.  (CBH)

________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


________________________________________________________________________________
4.   Statement for Month/Day/Year

        March 20, 2003
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |_|  Director                             |_|  10% Owner
     |X|  Officer (give title below)           |_|  Other (specify below)

     (Executive Vice President)
     ------------------------
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable line)

     |X|  Form Filed by One Reporting Person
     |_|  Form Filed by More than One Reporting Person
________________________________________________________________________________

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.
                                                                                                 Amount of      6.
                                                                 4.                              Securities     Owner-
                                                                 Securities Acquired (A) or      Beneficially   ship
                                       2A.          3.           Disposed of (D)                 Owned          Form:     7.
                            2.         Deemed       Transaction  (Instr. 3, 4 and 5)             Following      Direct    Nature of
                            Trans-     Execution    Code         ------------------------------- Reported       (D) or    Indirect
1.                          action     Date, if     (Instr. 8)                   (A)             Transaction(s) Indirect  Beneficial
Title of Security           Date       any          ------------                 or              (Instr. 3 &    (I)       Ownership
(Instr. 3)                  (mm/dd/yy) (mm/dd/yy)    Code     V      Amount      (D)    Price     Instr.4)      (Instr.4) (Instr.4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                      102,022 s/s     D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                       25,638 s/s     I        Wife
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                3/20/03                   *J              15 s/s      A     $38.61        891 s/s     D        Drip
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                        2,330 s/s     D        IRA- Drip
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                       17,231 s/s     D        ESOP-
                                                                                                                          Allocation
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Over)

(*J Purchase under DRIP)

*    If the form is filed by more than one reporting person, see Instruction
     4(b)(v).

                                                                                                               (Over)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control
number.                                                                                                SEC 1474 (9-02)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.
                                                                                                          Number    10.
                                                                                                          of        Owner-
                                                                                                          deriv-    ship
                                                                                                          ative     Form
             2.                                                                                           Secur-    of
             Conver-                            5.                              7.                        ities     Deriv-   11.
             sion                               Number of                       Title and Amount          Bene-     ative    Nature
             or                                 Derivative    6.                of Underlying     8.      ficially  Secur-   of
             Exer-            3A.      4.       Securities    Date              Securities        Price   Owned     ity:     In-
             cise             Deemed   Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      Follow-   Direct   direct
             Price   3.       Execut-  action   or Disposed   Expiration Date   ----------------  Deriv-  ing       (D) or   Bene-
1.           of      Trans-   ion      Code     of(D)         (Month/Day/Year)            Amount  ative   Reported  In-      ficial
Title of     Deriv-  action   Date if  (Instr.  (Instr. 3,    ----------------            or      Secur-  Trans-    direct   Owner-
Derivative   ative   Date     any      8)       4 and 5)      Date     Expira-            Number  ity     action(s) (I)      ship
Security     Secur-  (mm/dd/  (mm/dd/  ------   ------------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)   ity     yy)      yy)      Code V    (A)   (D)    cisable  Date     Title     Shares  5)      4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Right to Buy  $4.39                                         12/31/94  12/31/03  Common   33,874     --   33,874     D
**                                                                               Stock
------------------------------------------------------------------------------------------------------------------------------------
Right to Buy  $5.87                                         01/02/96  01/02/05  Common   62,674     --   62,674     D
**                                                                               Stock
------------------------------------------------------------------------------------------------------------------------------------
Right to Buy  $6.89                                         01/02/97  01/02/06  Common   63,812     --   63,812     D
**                                                                               Stock
------------------------------------------------------------------------------------------------------------------------------------
Right to Buy  $9.57                                         12/18/97  12/18/06  Common   75,964     --   75,964     D
**                                                                               Stock
------------------------------------------------------------------------------------------------------------------------------------
Right to Buy  $16.10                                        12/16/98  12/16/07  Common   72,340     --   72,340     D
**                                                                               Stock
------------------------------------------------------------------------------------------------------------------------------------
Right to Buy  $20.30                                        6/29/98  6/29/07    Common      274     --      274     D
**                                                                               Stock
------------------------------------------------------------------------------------------------------------------------------------
Right to Buy  $21.85                                        12/15/99  12/15/08  Common   55,120     --   55,120     D
**                                                                               Stock
------------------------------------------------------------------------------------------------------------------------------------
Right to Buy  $19.28                                        12/21/00  12/21/09  Common  104,898     --  104,898     D
**                                                                               Stock
------------------------------------------------------------------------------------------------------------------------------------
Right to Buy  $30.60                                        01/31/02  1/31/11   Common  100,273     --  100,273     D
**                                                                               Stock
------------------------------------------------------------------------------------------------------------------------------------
Right to Buy  $40.12                                         02/4/03  02/4/12   Common   75,000     --   75,000     D
**                                                                               Stock
-----------------------------------------------------------------------------------------------------------------------------
5.95% Convertible (1)                                           (1)   3/11/32   Common    1,895           2,000     D
Trust Preferred                                                         (1)      Stock
Securities of
Commerce Capital Trust II

------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
====================================================================================================================================

Explanation of Responses: Explanation of Responses: (1) Each 5.95% Convertible Trust
Preferred Security (each a "preferred security") is convertible at any time on or after the occurrence of the events described below and prior to 5:00 p.m.,
New York City time, on the business day immediately preceding the date of repayment of such preferred security, whether at stated maturity (i.e. March 11,
2032) or upon redemption, at the option of the holder thereof, into shares of
Commerce Bancorp, Inc.'s common stock at an initial conversion ratio of 0.9478 shares of Commerce Bancorp, Inc. common stock for each preferred security, subject to adjustment under certain circumstances. The preferred securities are convertible into shares of Commerce Bancorp, Inc. common stock if: (a) the closing sale price of Commerce Bancorp, Inc. common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of any calendar quarter beginning with the quarter ending June 30,
2002 is more than 110% of the preferred securities conversion price then in effect on the last day of such calendar quarter, (b) the assigned credit rating by Moody's of the preferred securities is at or below Bal, (c) the preferred securities are called for redemption (which may occur on or prior to March 11,
2032), or (d) specified corporate transactions have occurred as set forth in the
Indenture dated March 11, 2002 between Commerce Bancorp, Inc. and The Bank of
New York, as Debenture Trustee.
** Granted under the Company's 1984, 1994 and 1997 Employee Stock Option Plans,
which are 16b-3 plans.


                                                                                                          9.
                                                                                                          Number    10.
                                                                                                          of        Owner-
                                                                                                          deriv-    ship
                                                                                                          ative     Form
             2.                                                                                           Secur-    of
             Conver-                            5.                              7.                        ities     Deriv-   11.
             sion                               Number of                       Title and Amount          Bene-     ative    Nature
             or                                 Derivative    6.                of Underlying     8.      ficially  Secur-   of
             Exer-            3A.      4.       Securities    Date              Securities        Price   Owned     ity:     In-
             cise             Deemed   Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      Follow-   Direct   direct
             Price   3.       Execut-  action   or Disposed   Expiration Date   ----------------  Deriv-  ing       (D) or   Bene-
1.           of      Trans-   ion      Code     of(D)         (Month/Day/Year)            Amount  ative   Reported  In-      ficial
Title of     Deriv-  action   Date if  (Instr.  (Instr. 3,    ----------------            or      Secur-  Trans-    direct   Owner-
Derivative   ative   Date     any      8)       4 and 5)      Date     Expira-            Number  ity     action(s) (I)      ship
Security     Secur-  (mm/dd/  (mm/dd/  ------   ------------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)   ity     yy)      yy)      Code V    (A)   (D)    cisable  Date     Title     Shares  5)      4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Right to Buy  $42.80   2-18-03                                2/18/04   2/18/03 Common   18,750     --   18,750     D
**                                                                               Stock
------------------------------------------------------------------------------------------------------------------------------------
Right to Buy  $42.80   2-18-03                                2/18/05   2/18/13 Common   18,750     --   18,750     D
**                                                                               Stock
------------------------------------------------------------------------------------------------------------------------------------
Right to Buy  $42.80   2-18-03                                2/18/06   2/18/13 Common   18,750     --   18,750     D
**                                                                               Stock
------------------------------------------------------------------------------------------------------------------------------------
Right to Buy  $42.80   2-18-03                                2/18/07   2/18/13 Common   18,750     --   18,750     D
**                                                                               Stock
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

 Explanation of Responses: (1) Each 5.95% Convertible Trust
Preferred Security (each a "preferred security") is convertible at any time on or after the occurrence of the events described below and prior to 5:00 p.m., New York City time, on the business day immediately preceding the date of repayment of such preferred security, whether at stated maturity (i.e. March 11, 2032) or upon redemption, at the option of the holder thereof, into shares of Commerce Bancorp, Inc.'s common stock at an initial conversion ratio of 0.9478 shares of Commerce Bancorp, Inc. common stock for each preferred security, subject to adjustment under certain circumstances. The preferred securities are convertible into shares of Commerce Bancorp, Inc. common stock if: (a) the closing sale price of Commerce Bancorp, Inc. common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of any calendar quarter beginning with the quarter ending June 30, 2002 is more than 110% of the preferred securities conversion price then in effect on the last day of such calendar quarter, (b) the assigned credit rating by Moody's of the preferred securities is at or below Bal, (c) the preferred securities are called for redemption (which may occur on or prior to March 11, 2032), or (d) specified corporate transactions have occurred as set forth in the Indenture dated March 11, 2002 between Commerce Bancorp, Inc. and The Bank of New York, as Debenture Trustee.
** Granted under the Company's 1984, 1994 and 1997 Employee Stock Option Plans, which are 16b-3 plans.




      /s/ Dennis M. DiFlorio                                    3-21-03
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

The filing of this Statement shall not be construed as an admission (a) that the person filing this Statement is, for the purposes of Section 16 of the Securities Exchange Act of 1934 (as amended), the beneficial owner of any equity securities covered by this Statement, or (b) that this Statement is legally required to be filed by such person.

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                     Page 2